UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35406 / December 3, 2024

In the Matter of:

Franklin Lexington Private Markets Fund
Franklin Templeton Fund Adviser, LLC
Franklin Advisers, Inc.
Lexington Advisors LLC
Lexington Partners L.P.
CIP V (Offshore), L.P.
Irrevocable Trust Agreement CIB/3036 Account
Irrevocable Trust Agreement CIB/3299 Account
LCP Co-Invest Feeder - G, L.P.
LCP Co-Invest Global Feeder - G, L.P.
LCP IX (Offshore), L.P.
LCP IX (Peru), L.P.
LCP IX Co-Invest Partners A, L.P.
Lexington Alpine Co-Invest, L.P.
Lexington Kale Co-Invest, L.P.
Lexington KC Co-Invest - G, L.P.
Lexington Loki Co-Invest, L.P.
Lexington Loki Feeder, L.P.
Lexington Secretariat Co-Invest, L.P.
Lexington Secretariat Feeder, L.P.
LGP Offshore IX, L.P.
LGP Offshore VI, L.P.
LCP IX (Luxembourg) Master SCSp
LCP IX (Luxembourg) SCSp
Lexington Global Partners (Lux) Master SCSp
Lexington Global Partners (Lux) SCSp
LCP IX Co-Invest Partners B, L.P.
LCP IX Leo, L.P.
Lexington Capital Partners IX, L.P.
Lexington Capital Partners (Ontario), L.P.
Lexington Global Partners IX, L.P.
Lexington Global Partners VI, L.P.
Lexington Global Partners VII, L.P.
Lexington ICON Co-Invest, L.P.
LCP X (Luxembourg) Master SCSp
LCP X (Luxembourg) SCSp
LCP X (Offshore), L.P.

LCP X Co-Invest Feeder A, L.P.
LCP X Co-Invest Partners A, L.P.
LCP X Co-Invest Partners G, L.P.
LCP X Co-Invest Partners N, L.P.
Lexington Blue Sky Co-Invest, L.P.,
Lexington Blue Sky Feeder, L.P.
LGP Offshore VIII, L.P.
LGP Offshore XI L.P.
LCP X Co-Invest Partners P, L.P.
LCP X Co-Invest Partners B, L.P.
Lexington Capital Partners (Ontario) II, L.P.
Lexington Capital Partners X, L.P.
Lexington Global Partners VIII, L.P.
Lexington Global Partners XI, L.P.
LCP X Co-Invest Partners C, L.P.
Lexington CIP V-A-O, L.P.
Lexington CIP V-C-O, L.P.
Lexington CIP V-F-O, L.P.
Lexington CIP V-M-O, L.P.
Lexington Co-Investment Partners V, L.P.
Lexington Co-Investment Partners V-A, L.P.
Lexington Co-Investment Partners V-B, L.P.
Lexington Co-Investment Partners V-C, L.P.
Lexington Co-Investment Partners V-F, L.P.
Lexington Middle Market Investors IV, L.P.
Lexington Middle Market Partners, L.P.
LMMI IV Leo, L.P., LMMI (Offshore) IV, L.P.
LMMP Offshore, L.P.
Lexington Middle Market Investors V, L.P.
Lexington Global Partners X, L.P.
LGP Offshore X, L.P.
LGP Intermediate X, L.P.
Lexington Private Equity 25, L.P.
Leo Lex Partners SCSp
Lexington Co-Investment Partners VI, L.P.
Lexington Co-Investment Partners VI-A, L.P.
Lexington Co-Investment Partners VI-J, L.P.
Lexington Co-Investment Partners VI-F, L.P.
Lexington CIP VI-F-O, L.P.
Lexington Co-Investment Partners VI-B, L.P.
Lexington Co-Investment Partners VI-C, L.P.
Lexington Co-Investment Partners VI (Ontario), L.P.
CIP VI-J (Offshore), L.P.
CIP VI (Offshore), L.P.
Lexington CIP VI-J-O, L.P.
Lexington CIP VI (Lux) Master SCSp

Lexington CIP VI (Lux) SCSp
Lexington Beacon Feeder, L.P.
Lexington Viking Co-Invest, L.P.
LGP Offshore XII, L.P.
Lexington Epikairos Co-Invest, L.P.
Lexington Beacon Co-Invest, L.P.
Lexington Global Partners XII, L.P.
LCP X Co-Invest Partners H, L.P.
Lexington Raptor Co-Invest, L.P.
Lexington Private Equity Odin, L.P.
LMMI (Offshore) V, L.P.
LMMI V (Luxembourg) Master SCSp
LMMI V (Luxembourg) SCSp
Lexington Odin Co-Invest, L.P.
LCP X Co-Invest Partners J, L.P.
Lexington Continuation Vehicle Investors, L.P.
LCVI (Offshore), L.P.
LCVI (Luxembourg) Master SCSp
LCVI (Luxembourg) SCSp

280 Park Avenue
New York, New York 10017

(812-15564)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Franklin Lexington Private Markets Fund, *et al*. filed an application on April 17, 2024, and amendments to the application on August 7, 2024, October 24, 2024, and November 6, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On November 7, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35378). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Franklin Lexington Private Markets Fund, *et al*. (File No. 812-15564) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.